Exhibit 19.2

LEVI STRAUSS & CO. RULE 10B5-1 TRADING PLAN GUIDELINES AMENDED AND RESTATED JANUARY 2023
This document lays out guidelines for any Rule 10b5-1 trading plan covering publicly traded stock of Levi Strauss & Co. (the “Company”). In addition to honoring these guidelines, all 10b5-1 trading plans, along with any amendments or modifications to those plans, must comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
•Participants. The Company’s directors and executive officers are strongly encouraged to adopt a 10b5-1 trading plan to govern all trades they make involving the Company securities. Other employees or shareholders may enter into 10b5-1 plans at their option.
•Plan Adoption and Approval. The 10b5-1 trading plan must be in writing and signed by the participant establishing the plan. The Company will keep a copy of each 10b5-1 trading plan. The Chief Legal Officer, Chief Compliance Officer, or their designee must approve, in writing, each 10b5-1 trading plan. All participants must (i) enter into a plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5 and (ii) act in good faith respect to such 10b5-1 trading plan. The 10b5-1 trading plan must include a representation that, at the time of adoption, the participant does not possess any material nonpublic information about the Company. In addition, if the participant is a director or officer of the Company, the 10b5-1 trading plan must include a certification that, at the time of the adoption of the plan, the participant: (i) is not aware of material nonpublic information about the Company or its securities; and (ii) is adopting the 10b5-1 trading plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
•Timing and Term of a Plan. There are limits on when a 10b5-1 trading plan can be adopted, so plan ahead. In short, a participant can only set up a 10b5-1 trading plan when (i) the trading window under the Company’s Insider Trading Policy is open and (ii) the participant does not possess material nonpublic information about the Company. Each 10b5-1 trading plan must have a term, calculated from the time of its adoption, of at least 6 months but no longer than 24 months. That said, 10b5-1 trading plans can provide for early termination upon or after the time a participant’s employment or directorship ends, or if all the shares under the plan are sold.
•Timing of a Plan Amendment or Modification. It is recommended that each 10b5-1 trading plan be amended or modified no more than once per year. Amendments or modifications can only occur during an open window and when the participant does not possess material nonpublic information about the Company, and must be approved in advance by the Chief Legal Officer, Chief Compliance Officer, or their designee. The 10b5-1 trading plan amendment or modification must include a representation, or if the participant is a director or officer of the Company, a certification, to that effect.

Exhibit 19.2
•Termination. Each 10b5-1 trading plan may be terminated at any time, provided that such termination must be approved in advance by the Chief Legal Officer, Chief Compliance Officer, or their designee. It is recommended that participants do not terminate a 10b5-1 trading plan more than once per year. These restrictions do not apply if the participant’s 10b5-1 trading plan is terminated automatically due to their employment or directorship ending.
•Delayed Effectiveness of First Trade. If the participant is a director or officer of the Company, the first trade under a newly adopted, amended or modified 10b5-1 trading plan cannot occur until the later of: (i) 90 days following the adoption, amendment, or modification of the 10b5-1 trading plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the 10b5-1 trading plan was adopted, amended, or modified (but not to exceed 120 days following such adoption, amendment or modification). For all other participants, the first trade under a newly adopted, amended or modified 10b5-1 trading plan cannot occur until a date no fewer than 30 days following the adoption, amendment, or modification of the 10b5-1 trading plan. Such timing requirements shall be set forth in each participant’s 10b5-1 trading plan.

•Relationships with Plan Broker; No Subsequent Influence. The participant cannot communicate any material nonpublic information about the Company to the plan broker, or attempt to influence how the broker exercises its discretion.
•Plan Specifications; Discretion Regarding Trades. The 10b5-1 trading plan must specify the amount of stock to be purchased or sold, or specify or set an objective formula for determining the amount of stock to be sold. Transaction types such as market, limit, and VWAP orders are allowed. 10b5-1 trading plans that provide for a single trade are not permitted. Each 10b5-1 trading plan should specify the timing of trading or allow for the broker to exercise its discretion regarding the timing of trading.
•Other Trades. No participant entering into a 10b5-1 trading plan may make open-market purchases or sales of the Company’s securities while a 10b5-1 trading plan is in effect.
•Only One Plan in Effect at Any Time. A participant may have only one 10b5-1 trading plan in effect at any time. A participant may adopt a new 10b5-1 trading plan to replace an existing one, but only if the first scheduled trade under the new 10b5-1 trading plan does not occur before the last scheduled trade of the existing 10b5-1 trading plan. The replacement plan must also comply with the guidelines regarding the first trade described above. Any exceptions must be approved by the Chief Legal Officer, Chief Compliance Officer or their designee.
•Mandatory Suspension. Each 10b5-1 trading plan must suspend trades if legal, regulatory, or contractual restrictions are imposed on the participant, or other events occur that would prohibit sales under such a plan.
•Compliance with Rule 144. Each 10b5-1 trading plan must provide for specific procedures to comply with Rule 144 under the Securities Act of 1933, as amended, including the filing of Forms 144, if applicable. If participants need additional information on Rule 144 and Form 144, please contact the Legal Department.

Exhibit 19.2
•Broker Obligation to Provide Notice of Trades. Each 10b5-1 trading plan set up by a director or officer or other person subject to reporting under Section 16 of the Exchange Act must provide that the broker will promptly notify the participant and the Company of any trades under the plan so that the participant can make timely filings under the Exchange Act (i.e., no later than the close of business on the day of the trade).
•Participant Obligation to Make Exchange Act Filings. Each 10b5-1 trading plan must contain an explicit acknowledgement by the participant that all filings required by the Exchange Act, as a result of or in connection with trades under the plan, are the sole obligation of the participant and not the Company.
•Required Footnote Disclosure. Participants must footnote trades disclosed on Forms 4 and Forms 144 to indicate that the trades were made pursuant to a 10b5-1 trading plan.

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